Exhibit 99.1

Changyou Reports Third Quarter 2019 Unaudited Financial Results

Beijing, China, November 4, 2019– Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Highlights1

•	Total revenue was US$111 million, an increase of 9% year-over-year and 4% quarter-over-quarter, exceeding the Company’s guidance.

•	Online game revenue was US$108 million, an increase of 13% year-over-year and 6% quarter-over-quarter, exceeding the Company’s guidance.

•

GAAP net income attributable to Changyou.com Limited was US$34 million, compared with net income of US$68 million[2] in the third quarter of 2018 and net income of US$43 million in the second quarter of 2019.

•

Non-GAAP[3] net income attributable to Changyou.com Limited was US$34 million, compared with net income of US$67 million[2] in the third quarter of 2018 and net income of US$41 million in the second quarter of 2019.

Mr. Chen Dewen, CEO, commented, “During the quarter, TLBB PC maintained its solid performance. We introduced new game content and rolled out a promotional event that ranked and rewarded our highest-paying users. We were happy to see that it not only helped to sustain player engagement, but it also effectively stabilized the in-game spending of players. For mobile games, revenue from Legacy TLBB Mobile increased slightly in the third quarter on a sequential basis, mainly thanks to the expansion pack that we launched during the quarter. We also launched a new mobile game, TLBB Honor, during the quarter. Leveraging the influence of the TLBB franchise among active mobile players, the game has performed quite well since its launch. Going forward, MMORPG mobile games will continue to be our strategic focus and we will continue to work on improving the quality of the key games that we are developing so that we can give them the best possible chance to become hits. In the meantime, we’re also developing some casual and strategy games to make sure that we maintain a diversified product portfolio.”

Mr. Wei Qing, Chief Games Development Officer, added, “During the quarter, we launched an expansion pack for Legacy TLBB Mobile that featured an underwater world map and new challenging dungeons, all of which helped to drive higher player involvement. In addition, we were pleased to see that a newly introduced clan has been well received by players. Overall, we have been able to maintain stable user engagement during the quarter and attract solid player spending. During the fourth quarter of 2019, we will launch more expanded content that includes casual gameplay featuring some additional elements of day-to-day life. In addition, we will do a preliminary review of the skill system of all clans in order to be prepared to further enhance the PvP experience in the future.”

[1]

The Company’s wholly-owned subsidiary Shanghai Jingmao Culture Communication Co., Ltd. (“Shanghai Jingmao”), which operated the Company’s cinema advertising business, ceased operations and wound down the business during the third quarter of 2019 as a result of a Chinese court having granted a petition by Shanghai Jingmao for bankruptcy relief. Accordingly, the results of operations for the Company’s cinema advertising business have been excluded from the Company’s results from continuing operations in the condensed consolidated statements of operations for the third quarter and are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Unless indicated otherwise, results presented in this release are related to continuing operations only, and exclude results from the cinema advertising business.

[2]

GAAP and non-GAAP net income attributable to Changyou.com Limited for the third quarter of 2018 included a one-time tax benefit of US$23 million that was recognized as a result of some of the Company’s subsidiaries having been granted preferential tax rates upon their receipt of 2017 Key National Software Enterprise status or 2017 Software Enterprise status.

[3]

Non-GAAP results exclude share-based compensation expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures”.

Mr. Wang Yaobin, CFO of Changyou, added, “During the quarter, online game revenue was much better than we expected, and our overall financial performance continued to be stable. In addition to the solid results delivered by TLBB PC and Legacy TLBB Mobile, TLBB Honor, a new mobile game launched during the quarter, also performed well. However, since the game content is not particularly extensive, its revenue contribution and profitability are not comparable to Legacy TLBB Mobile.”

Third Quarter 2019 Operational Results

•

Total average monthly active accounts[4] of the Company’s PC games were 2.1 million, a decrease of 9% year-over-year and an increase of 5% quarter-over-quarter. The year-over-year decrease reflected the natural declining life cycles of the Company’s older games, including TLBB PC.

•

Total average monthly active accounts of the Company’s mobile games were 3.5 million, a decrease of 5% year-over-year and an increase of 30% quarter-over-quarter. The quarter-over-quarter increase was mainly due to the launch of new games in the third quarter of 2019.

•

Total quarterly aggregate active paying accounts[5] of the Company’s PC games were 1.0 million, an increase of 25% year-over-year and 11% quarter-over-quarter. The year-over-year and quarter-over-quarter increases were due to the improved performance of some of the Company’s older games, including TLBB PC, as a result of some promotional activities during the quarter.

•

Total quarterly aggregate active paying accounts of the Company’s mobile games were 1.1 million, an increase of 57% year-over-year and 83% quarter-over-quarter. The year-over-year and quarter-over-quarter increases were mainly due to the launch of new games in the third quarter of 2019.

Third Quarter 2019 Unaudited Financial Results

Revenue

Total revenue was US$111 million, an increase of 9% year-over-year and 4% quarter-over-quarter.

Online game revenue was US$108 million, an increase of 13% year-over-year and 6% quarter-over-quarter. The year-over-year and quarter-over-quarter increases were mainly due to the revenue contribution from new games launched during the quarter.

Online advertising revenue was US$3 million, a decrease of 42% year-over-year and 30% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were mainly due to fewer games being marketed on the 17173.com website.

Gross profit/ (loss)

GAAP and non-GAAP gross profit were both US$86 million, an increase of 2% year-over-year and flat quarter-over-quarter. GAAP and non-GAAP gross margin were both 78%, compared with 83% in the third quarter of 2018, and 82% in the second quarter of 2019.

GAAP and non-GAAP gross profit of the online games business were both US$85 million, an increase of 5% year-over-year and 1% quarter-over-quarter. GAAP and non-GAAP gross margin of the online games business were both 78%, compared with 84% in the third quarter of 2018 and 82% in the second quarter of 2019.

[4]	Monthly active accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[5]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

GAAP and non-GAAP gross profit of the online advertising business were both US$1 million, a decrease of 59% year-over-year and 46% quarter-over-quarter. GAAP and non-GAAP gross margin of the online advertising business were both 53%, compared with 75% in the third quarter of 2018 and 68% in the second quarter of 2019. The year-over-year and quarter-over-quarter decreases in gross margin were mainly due to lower online advertising revenue in the third quarter of 2019.

Operating expenses

Total operating expenses were US$51 million, an increase of 18% year-over-year and 10% quarter-over-quarter.

Product development expenses were US$28 million, a decrease of 5% year-over-year and 8% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were mainly due to a decline in salary and benefit expenses as a result of a reduction in workforce.

Sales and marketing expenses were US$18 million, an increase of 149% year-over-year and 69% quarter-over-quarter. The year-over-year and quarter-over-quarter increases reflect higher marketing and promotional spending for new games launched during the quarter.

General and administrative expenses were US$6 million, a decrease of 20% year-over-year and an increase of 2% quarter-over-quarter. The year-over-year decrease was mainly due to a bad debt provision related to the online advertising business that was recognized during the third quarter of 2018.

Operating profit

Operating profit was US$35 million, compared with an operating profit of US$41 million in the third quarter of 2018 and US$40 million in the second quarter of 2019.

Non-GAAP operating profit was US$35 million, compared with a non-GAAP operating profit of US$40 million in the third quarter of 2018 and US$38 million in the second quarter of 2019.

Other income, net

Other income was US$6 million, compared with US$9 million in the third quarter of 2018 and US$2 million in the second quarter of 2019.

Income tax benefit/ (expense)

Income tax expense was US$12 million, compared with income tax benefit of US$12 million in the third quarter of 2018 and income tax expense of US$3 million in the second quarter of 2019. The income tax benefit in the third quarter of 2018 was mainly due to some of the Company’s subsidiaries having been granted preferential tax rates upon their receipt of 2017 Key National Software Enterprise status or 2017 Software Enterprise status.

Net income

Net income from continuing operations was US$34 million, compared with US$68 million in the third quarter of 2018 and US$43 million in the second quarter of 2019.

Non-GAAP net income from continuing operations was US$34 million, compared with US$67 million in the third quarter of 2018 and US$41 million in the second quarter of 2019.

Net loss attributable to non-controlling interests

GAAP and non-GAAP net loss attributable to non-controlling interests were both US$0.03 million. This compares with a GAAP and non-GAAP net loss of US$0.02 million in the third quarter of 2018 and US$0.07 million in the second quarter of 2019. Non-controlling interests include the non-controlling interests in RaidCall, which provides online music and entertainment services primarily in Taiwan; a joint venture that operates Korean comics online in China; and a joint venture that is engaged in intellectual property authorization, game production and distribution in China.

Net income attributable to Changyou.com Limited

Net income from continuing operations attributable to Changyou.com Limited was US$34 million, compared with US$68 million2 in the third quarter of 2018 and US$43 million in the second quarter of 2019. Fully-diluted net income from continuing operations attributable to Changyou.com Limited per ADS6 was US$0.64, compared with US$1.26 in the third quarter of 2018 and US$0.81 in the second quarter of 2019.

Non-GAAP net income from continuing operations attributable to Changyou.com Limited was US$34 million, compared with US$67 million2 in the third quarter of 2018 and US$41 million in the second quarter of 2019. Non-GAAP fully-diluted net income from continuing operations attributable to Changyou.com Limited per ADS was US$0.64, compared with US$1.25 in the third quarter of 2018 and US$0.77 in the second quarter of 2019.

Liquidity

As of September 30, 2019, Changyou had net cash7 of US$250 million, compared with US$671 million as of December 31, 2018. The decrease was mainly due to the distribution of a special cash dividend of approximately US$503 million in the second quarter of 2019.

Operating cash flow for the third quarter of 2019 was a net inflow of US$56 million.

[6]	Each ADS represents two Class A ordinary shares.
[7]	Net cash is calculated as the sum of cash and cash equivalents, short-term investments, current restricted cash and non-current restricted time deposits, minus long-term bank loans.

Business Outlook

For the fourth quarter of 2019, Changyou expects:

•	Total revenue to be between US$100 million and US$110 million, including online game revenue of US$95 million to US$105 million;

•

Non-GAAP net income attributable to Changyou.com Limited to be between US$27 million and US$32 million, and non-GAAP net income per fully-diluted ADS to be between US$0.50 and US$0.60. Share-based compensation expense to be around US$3 million, reflecting grants to certain key employees of share-based awards approved by the Company’s board of directors under a newly-adopted share incentive plan, as well as remaining share-based awards under 2014 Share Incentive Plan, and assuming no other grants of share-based awards in the fourth quarter of 2019. Taking into account the elimination of the impact of these share-based awards, GAAP net income attributable to Changyou.com Limited to be between US$24 million and US$29 million, and GAAP net income per fully-diluted ADS to be between US$0.45 and US$0.54.

For the fourth quarter of 2019 guidance, the Company has adopted a presumed exchange rate of RMB7.10 = US$1.00, which compares with the actual exchange rate of approximately RMB6.91 = US$1.00 for the fourth quarter of 2018, and RMB6.99 = US$1.00 for the third quarter of 2019.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses and benefits are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions do not involve subsequent cash outflow, Changyou does not factor these in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation of GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations in general and possible continued devaluation of the RMB in particular, including their potential impact on the Chinese economy and on the Company’s reported U.S. dollar results; slowing growth in the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results; the possibility that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that the Company’s margins will decline as a result of the need for revenue-sharing with mobile game platform operators; and the Company’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on March 28, 2019, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 6:30 a.m. U.S. Eastern Time, November 4, 2019 (7:30 p.m. Beijing/Hong Kong, November 4, 2019).

The dial-in details for the live conference call are:

US:	+1-866-519-4004
Hong Kong:	800-906-601
China Mainland:	400-620-8038
International:	+1-845-675-0437
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 9:30 a.m. U.S. Eastern Time on November 4, 2019 through November 11, 2019. The dial-in details for the telephone replay are:

International:	+61-2-8199-0299
Passcode:	3095238

The live Webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s Website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Limited (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com/.

For investor and media inquiries, please contact:

In China:

Mr. Yujia Zhao

Investor Relations

Tel: +86 (10) 6192-0800

E-mail: ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1 (480) 614-3004

E-mail: lbergkamp@ChristensenIR.com

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Sep. 30, 2019	Jun. 30, 2019	Sep. 30, 2018
Revenue:
Online game	$108,012	$102,147	$95,971
Online advertising	2,832	4,022	4,872
IVAS	—	—	1,306

Total revenue	110,844	106,169	102,149
Cost of revenue:
Online game (includes share-based compensation expense/ (benefit) of $0, $(17) and $(3), respectively)	23,285	18,163	14,902
Online advertising	1,345	1,293	1,241
IVAS	—	150	1,155

Total cost of revenue	24,630	19,606	17,298
Gross profit	86,214	86,563	84,851
Operating expenses:
Product development (includes share-based compensation expense/ (benefit) of $0, $(926) and $(267), respectively)	27,874	30,372	29,326
Sales and marketing (includes share-based compensation expense/ (benefit) of $0, $(283) and $(41), respectively)	17,870	10,596	7,173
General and administrative (includes share-based compensation expense/ (benefit) of $(7), $(639) and $(533), respectively)	5,640	5,548	7,081

Total operating expenses	51,384	46,516	43,580

Operating profit	34,830	40,047	41,271
Interest income, net	3,996	3,778	3,136
Foreign currency exchange gain	1,375	1,022	1,785
Other income, net	5,914	1,876	9,123

Income before income tax expense	46,115	46,723	55,315
Income tax expense/ (benefit)	11,858	3,486	(12,347)

Net income from continuing operations	34,257	43,237	67,662
Net loss from discontinued operations, net of tax	(2,706)	(27,037)	(12,443)

Net income	31,551	16,200	55,219
Less: Net loss from continuing operations attributable to non-controlling interests	(29)	(74)	(20)
Net loss from discontinued operations attributable to non-controlling interests	—	—	—

Net income from continuing operations attributable to Changyou	34,286	43,311	67,682
Net loss from discontinued operations attributable to Changyou	(2,706)	(27,037)	(12,443)

Net income attributable to Changyou.com Limited	$31,580	$16,274	$55,239

Basic net income/ (loss) attributable to Changyou.com Limited per ADS	$0.59	$0.30	$1.04

From continuing operations	0.64	0.81	1.27
From discontinued operations	(0.05)	(0.51)	(0.23)

ADSs used in computing basic net income attributable to Changyou.com Limited per ADS	53,618	53,464	53,217

Diluted net income/ (loss) attributable to Changyou.com Limited per ADS	$0.59	$0.30	$1.03

From continuing operations	0.64	0.81	1.26
From discontinued operations	(0.05)	(0.51)	(0.23)

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,677	53,673	53,632

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Sep. 30, 2019	As of Dec. 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$84,867	$454,305
Restricted cash	1,952	2,340
Accounts receivable, net	45,532	40,627
Short-term investments	163,547	190,068
Prepaid and other current assets	1,263,703	778,480
Current assets associated with discontinued operations	—	34,324

Total current assets	1,559,601	1,500,144

Non-current assets:
Fixed assets, net	159,431	170,396
Goodwill	10,257	10,257
Intangible assets, net	10,229	13,856
Deferred tax assets	11,398	13,467
Restricted time deposits	—	243,910
Other assets, net	28,775	85,375
Non-current assets associated with discontinued operations	—	398

Total non-current assets	220,090	537,659

TOTAL ASSETS	$1,779,691	$2,037,803

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$37,353	$40,966
Accounts payable and accrued liabilities	1,250,322	729,158
Tax payables	25,002	17,715
Current liabilities associated with discontinued operations	—	101,105

Total current liabilities	1,312,677	888,944

Long-term liabilities:
Deferred tax liabilities	89,111	83,026
Long-term tax payable	13,039	13,438
Long-term bank loans	—	220,000
Other long-term liabilities	827	751

Total long-term liabilities	102,977	317,215

Total liabilities	1,415,654	1,206,159
SHAREHOLDERS’ EQUITY
Changyou.com Limited shareholders’ equity	362,434	829,735
Non-controlling interests	1,603	1,909

Total shareholders’ equity	364,037	831,644

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,779,691	$2,037,803

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2019
		Non-GAAP adjustments (a)
	GAAP	Share-based compensation expense (b)	Non-GAAP
Online game gross profit	$84,727	—	84,727
Online advertising gross profit	1,487	—	1,487
IVAS gross loss	—	—	—

Gross profit	$86,214	—	86,214

Gross margin	78%		78%

Operating expenses	51,384	7	51,391

Operating profit	$34,830	(7)	34,823

Operating margin	31%		31%

Income tax expense	11,858		11,858

Net income from continuing operations	34,257	(7)	34,250

Net loss from discontinued operations, net of tax	(2,706)	—	(2,706)

Net income	$31,551	(7)	31,544

Less: Net loss from continuing operations attributable to non-controlling interests	(29)	—	(29)
Net loss from discontinued operations attributable to non-controlling interests	—	—	—

Net income from continuing operations attributable to Changyou.com Limited	34,286	(7)	34,279
Net loss from discontinued operations attributable to Changyou.com Limited	(2,706)	—	(2,706)

Net income attributable to Changyou.com Limited	$31,580	(7)	31,573

Net margin from continuing operations attributable to Changyou.com Limited	31%		31%

Diluted net income/ (loss) attributable to Changyou.com Limited per ADS	$0.59		0.59

From continuing operations	0.64		0.64
From discontinued operations	(0.05)		(0.05)

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,677		53,681

Note:

(a)	The Non-GAAP adjustment does not have an impact on income tax expense.
(b)

To eliminate share-based compensation expense measured using the fair value method. The downward adjustment of share-based compensation expense was a result of fluctuations in the market price for the Company’s ADS.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2019
		Non-GAAP adjustments (a)
	GAAP	Share-based compensation expense (b)	Non-GAAP
Online game gross profit	$83,984	(17)	83,967
Online advertising gross profit	2,729	—	2,729
IVAS gross loss	(150)	—	(150)

Gross profit	$86,563	(17)	86,546

Gross margin	82%		82%

Operating expenses	46,516	1,848	48,364

Operating profit	$40,047	(1,865)	38,182

Operating margin	38%		36%

Income tax expense	3,486		3,486

Net income from continuing operations	43,237	(1,865)	41,372

Net loss from discontinued operations, net of tax	(27,037)	—	(27,037)

Net income	$16,200	(1,865)	14,335

Less: Net loss from continuing operations attributable to non-controlling interests	(74)	—	(74)

Net loss from discontinued operations attributable to non-controlling interests	—	—	—

Net income from continuing operations attributable to Changyou.com Limited	43,311	(1,865)	41,446
Net loss from discontinued operations attributable to Changyou.com Limited	(27,037)	—	(27,037)

Net income attributable to Changyou.com Limited	$16,274	(1,865)	14,409

Net margin from continuing operations attributable to Changyou.com Limited	41%		39%

Diluted net income/ (loss) attributable to Changyou.com Limited per ADS	$0.30		0.27

From continuing operations	0.81		0.77
From discontinued operations	(0.51)		(0.50)

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,673		53,681

Note:

(a)	The Non-GAAP adjustment does not have an impact on income tax expense.
(b)

To eliminate share-based compensation expense measured using the fair value method. The downward adjustment of share-based compensation expense was a result of fluctuations in the market price for the Company’s ADS.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2018
		Non-GAAP adjustments (a)
	GAAP	Share-based compensation expense (b)	Non-GAAP
Online game gross profit	$81,069	(3)	81,066
Online advertising gross profit	3,631	—	3,631
IVAS gross profit	151	—	151

Gross profit	$84,851	(3)	84,848

Gross margin	83%		83%

Operating expenses	43,580	841	44,421

Operating profit	$41,271	(844)	40,427

Operating margin	40%		40%

Income tax benefit	(12,347)		(12,347)

Net income from continuing operations	67,662	(844)	66,818

Net loss from discontinued operations, net of tax	(12,443)	—	(12,443)

Net income	$55,219	(844)	54,375

Less: Net loss from continuing operations attributable to non-controlling interests	(20)	—	(20)

Net loss from discontinued operations attributable to non-controlling interests	—	—	—

Net income from continuing operations attributable to Changyou.com Limited	67,682	(844)	66,838
Net income/ (loss) from discontinued operations attributable to Changyou.com Limited	(12,443)	—	(12,443)

Net income attributable to Changyou.com Limited	$55,239	(844)	54,395

Net margin from continuing operations attributable to Changyou.com Limited	66%		65%

Diluted net income attributable to Changyou.com Limited per ADS	$1.03		1.01

From continuing operations	1.26		1.25
From discontinued operations	(0.23)		(0.24)

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,632		53,685

Note:

(a)	The Non-GAAP adjustment does not have an impact on income tax expense.
(b)

To eliminate share-based compensation expense measured using the fair value method. The downward adjustment of share-based compensation expense in the current period was a result of fluctuations in the market price for the Company’s ADS.